SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 14, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑            Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

SIGNATURES

This Report on Form 6-K contains a press release of Qimonda AG, dated October 13, 2008 announcing the sale of Qimonda AG’s stake in Inotera Memories Inc. and is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Release ▪ Presseinformation
Qimonda Agrees to Sell Its Stake in Inotera Memories to Micron Technology
Munich, Germany – October 13, 2008 — Qimonda AG (NYSE: QI) announced today that it has reached an agreement with Micron Technology, Inc. to sell its 35.6 percent stake in Inotera Memories Inc., its joint venture with Nanya Technology Corporation, to Micron.
Under the terms of the agreement, Micron has agreed to purchase Qimonda’s shares in Inotera for US$ 400 million in cash (approximately Euro 296 million) in two instalments. Qimonda will receive US$ 200 million for about one-half its holding in about one week, by which time Qimonda expects receipt of the governmental approvals and satisfaction of the other customary closing conditions necessary for this step, and the remaining US$ 200 million for the second half once the remainder of the conditions to the final closing of the transaction have been satisfied. According to the agreement, Qimonda’s share of Inotera’s capacity will be ramped down over the eight months following the closing.
Press Conference Call
Qimonda will host a press conference call today at 10:00am CET. The dial-in phone number for participation is +49 (0)69 40359 684.
Analysts Conference Call
The company will host a conference call today at 7:45am EST, 4:45am PST, 12:45pm GMT, and 1:45pm CET. An audio webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 4226943#, beginning at 9:45am EST today and continuing until
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

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5:59pm EST on October 16, 2008.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to four 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: October 14, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board